UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)



INSIGNIA FINANCIAL GROUP, INC.
______________________________
(Name of Issuer)

Class A Common Stock, par value $.01 per share
_____________________________________________
(Title of Class of Securities)

457956 20 9 (Class A Common Stock)
__________________________________
(CUSIP Number)

Andrew L. Farkas
Insignia Financial Group, Inc.
One Insignia Financial Plaza
Greenville, South Carolina  29602

_________________________________________________________________
Name, Address and Telephone Number of Person Authorized to
(Receive Notices and Communications)

October 1, 1996
_______________
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [].

     Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 457956 20 9
_____________________

     NAME OF REPORTING PERSONS
     Metropolitan Acquisition Partners V, L.P.
1
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS _____Intentionally Omitted_______________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) []
2                                                          (b) []
_________________________________________________________________
     SEC USE ONLY
3
_________________________________________________________________
     SOURCE OF FUNDS*
4    Not applicable
_________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                            []
_________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
_________________________________________________________________
                                   SOLE VOTING POWER
                              7
                                   None
        NUMBER OF             ___________________________________
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY            8
        OWNED BY                   1,073,732
          EACH                ___________________________________
        REPORTING                  SOLE DISPOSITIVE POWER
       PERSON WITH            9
                                   None
                              ___________________________________
                                   SHARED DISPOSITIVE POWER
                              10
                                   620,555
_________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,073,732 (But see Item 5 herein.)
_________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*                                           []
_________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     3.7%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
_________________________________________________________________

SCHEDULE 13D
CUSIP No. 457956 20 9
_____________________

     NAME OF REPORTING PERSONS
     MV, INC.
1
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
_________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) []
2                                                          (b) []
_________________________________________________________________
     SEC USE ONLY
3
_________________________________________________________________
     SOURCE OF FUNDS*
4    Not applicable
_________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                            []
_________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
_________________________________________________________________
                                   SOLE VOTING POWER
                              7
                                   199,864
        NUMBER OF             ___________________________________
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY            8
        OWNED BY                   1,073,732
          EACH                ___________________________________
        REPORTING                  SOLE DISPOSITIVE POWER
       PERSON WITH            9
                                   199,846
                              ___________________________________
                                   SHARED DISPOSITIVE POWER
                              10
                                   620,555
_________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,273,578 (But see Item 5 herein.)
_________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*                                           []
_________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     4.4%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_________________________________________________________________
SCHEDULE 13D
CUSIP No. 457956 20 9
_____________________

     NAME OF REPORTING PERSONS
     Andrew L. Farkas
1
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)
_________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
2                                                         (b) [ ]
_________________________________________________________________
     SEC USE ONLY
3
_________________________________________________________________
     SOURCE OF FUNDS*
4    Not applicable
_________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) OR 2(e)                            []
_________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States
_________________________________________________________________
                                   SOLE VOTING POWER
                              7
                                   957,926
        NUMBER OF             ___________________________________
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY            8
        OWNED BY                   7,484,796
          EACH                ___________________________________
        REPORTING                  SOLE DISPOSITIVE POWER
       PERSON WITH            9
                                   1,384,714
                              ___________________________________
                                   SHARED DISPOSITIVE POWER
                              10
                                   3,543,615
_________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     8,442,722 (But see Item 5 herein.)
_________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*                                           []
_________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     28.4%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
_________________________________________________________________
AMENDMENT NO. 7
to
Statement on Schedule 13D
Pursuant to Rule 13d-1
under the
Securities Exchange Act of 1934, As Amended


          Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby amend and restate the entire text of the Statement on Schedule 13D, originally filed on their behalf on February 18, 1992, with the Securities and Exchange Commission (the "Commission") with respect to the Class A Common Stock, par value $0.01 per share (the "Insignia Class A Common Stock"), of Insignia Financial Group, Inc. (the "Issuer").

          On August 1, 1993, the Issuer effected a one-for-three reverse stock split of the Insignia Class A Common Stock. As of January 15, 1996, the Issuer effected a two-for-one stock split of the Insignia Class A Common Stock. All share numbers in this Amendment No. 7 give effect to such stock splits.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D relates to the Insignia
Class A Common Stock. The name and address of the principal executive offices of the Issuer are as follows: Insignia
Financial Group, Inc., One Insignia Financial Plaza, Greenville,
South Carolina 29602.

Item 2.   Identity and Background.

          a. Metropolitan Acquisition Partners V, L.P. Metropolitan Acquisition Partners V, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The principal business of the Partnership is to own certain securities of the Issuer and to engage in certain transactions involving the Issuer. The address of each of the principal business and the principal office of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602.

          b. M V, Inc. M V, Inc. (the "General Partner") is a corporation organized under the laws of the State of Delaware. The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership. The address of each of the principal business and the principal office of the General Partner is One Insignia Financial Plaza, Greenville, South Carolina 29602.

          c.   Andrew L. Farkas.  The business address of Andrew
L. Farkas ("AF") is One Insignia Financial Plaza, Greenville, South Carolina 29602. The present principal occupation of AF is
(i) the Chairman of the Board, President and Chief Executive Officer and a director of the Issuer (the principal business and address of which is listed above), (ii) the President and sole director and stockholder of the General Partner (the principal business and address of which is listed above), (iii) the President and sole director and stockholder of Metro Shelter Directives, Inc. ("MSD"), a Delaware corporation that is the sole general partner of Metropolitan Acquisition Partners IV, L.P. ("MAP IV"), a Delaware limited partnership that, as of October 1, 1996, beneficially owned 2,647,955 shares of the Issuer, as part of a "group" (for purposes of Section 13(d)(3) of the Exchange
Act) comprised of AF, MSD, MAP IV, Robin L. Farkas and R.A.F. Resources (the "MAP IV Group"), and (iv) the President and sole director and stockholder of Metropolitan Asset Group, Ltd., a New York corporation and a real estate investment banking firm located at P.O. Box 1417, Greenville, South Carolina 29602. The principal address of MSD is P.O. Box 1417, Greenville, South Carolina 29602. AF is a United States citizen.

          The Partnership, the General Partner and AF are collectively referred to herein as the "Reporting Persons." The Reporting Persons constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons other than AF hereby disclaims membership in a group with any member of the MAP IV Group other than AF.

          None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

Item 3.   Source and Amount of Funds or Other Consideration.

          Effective October 1, 1996, the Partnership distributed a total of 620,555 shares of Insignia Class A Common Stock (the "Distribution") to the partners of the Partnership (186,162 shares to the General Partner and 434,393 shares to the limited partners). No consideration was paid for the Distribution.

          No consideration was paid for the February Options, the November Warrants and the August Warrants (each as defined in Item 4).

Item 4.   Purpose of Transaction.

          The purpose of the Distribution by the Partnership is to provide liquidity to the limited partners and the General
Partner of the Partnership.

          On February 20, 1996, subject to stockholder approval of the amendments to the Issuer's 1992 Stock Incentive Plan (the "Plan"), the Board of Directors of the Issuer approved options for AF (the "February Options") for 300,000 shares of Insignia Class A Common Stock, which are exercisable at $19.50 per share. The February Options vest in five equal installments on August 20, 1996 and each of the next four anniversaries of that date. The stockholders of the Issuer approved the amendments to the Plan on May 23, 1996.

          On November 13, 1995, subject to stockholder approval, the Board of Directors of the Issuer awarded AF warrants (the "November Warrants") to purchase 128,000 shares of Insignia Class A Common Stock, with 42,666 of such Warrants being fully vested on the date of grant, 42,667 of such Warrants becoming vested on the first anniversary of the date of grant and 42,667 of such Warrants becoming vested on the second anniversary of the date of grant. Each of such Warrants are exercisable at $13.6875 per share and expire five years after the date of grant. The stockholders of the Issuer approved such Warrants on May 23, 1996.

          On August 3, 1995, subject to stockholder approval, the Board of Directors of the Issuer awarded AF warrants (the "August Warrants") to purchase 500,000 shares of Insignia Class A Common Stock, with 166,666 of such warrants being fully vested on the date of grant, 166,667 of such warrants becoming vested on the first anniversary of the grant and 166,667 of such warrants becoming vested on the second anniversary of the date of grant. Each of such warrants are exercisable at $13.5625 per share and expire five years after the date of grant. The stockholders of the Issuer approved the AF warrants on May 23, 1996.

          Except as otherwise described herein or in Item 6 of this Statement on Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities by the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or
(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

Background

          In October 1991, the Issuer issued options (the "MAP V Options") to the Partnership to purchase, at an exercise price of $1.50 per share, up to 6,333,332 shares of Insignia Class A Common Stock. The Partnership paid $250,000, or approximately $0.04 per share, for the MAP V Options. Between December 1991 and June 1992, the Partnership exercised the MAP V Options to purchase 2,398,706 shares. In June 1992, the remainder of such options were cancelled.

          In June 1992, M-VI Limited Liability Company (f/k/a IFG Limited Liability Company)("MAP VI"), which had acquired MAP V Options to purchase 533,334 shares of Insignia Class A Common Stock, exercised such MAP V Options. In addition, in June 1992, MAP VI purchased 2,788,498 shares of Insignia Class A Common Stock for $1.875 per share.

          In October 1993, MAP IV, the Partnership and MAP VI sold 653,334, 874,000 and 1,300,000 shares of Insignia Class A Common Stock, respectively, for $8.00 per share as part of an underwritten offering by the Issuer and certain selling stockholders of shares of Insignia Class A Common Stock (the "Offering"). AF purchase 62,500 shares of Insignia Class A Common Stock in the Offering.

          In May 1993, AF sold 30,000 shares of Insignia Class A
Common Stock for $13.00 per share. The transaction was effected through a broker on the NASDAQ National Market.

          Pursuant to the terms of those certain Stock Purchase Agreements, each dated as of June 28, 1995, and certain Addenda thereto, dated as of July 24, 1995 (collectively, the "Purchase Agreements") by and between the Partnership, MAP IV, and MAP VI (collectively, the "Sellers") and APTS Partners IV-AB, L.P., Blackacre Capital Group, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Properties II, L.P., Farallon Capital Partners, L.P. and Tinicum Partners, L.P. (collectively, the "Buyers"), the Buyers purchased from the Sellers 1,500,000 shares of Insignia Class A Common Stock (662,812 from MAP IV, 237,982 from the Partnership and 599,206 from MAP VI) at a purchase price of $12.50 per share, or $18,750,000 in the aggregate.

          On July 27, 1995, MAP IV distributed a total of 158,700 shares of Insignia Class A Common Stock to certain partners of MAP IV.

          As further described in Item 6, on July 27, 1995, the
Partnership distributed a total of 45,614 shares of Insignia
Class A Common Stock to certain partners of the Partnership.

Beneficial Ownership

          As of October 1, 1996, the Reporting Persons held interests in Insignia's Class A Common Stock as follows:


                            Beneficial Ownership
                            ____________________
Reporting Person         Shares         % of
________________         ______      Outstanding
                                     ___________

Metropolitan             1,073,732      3.7%
Acquisition
Partners V, L.P.

MV, Inc.                 1,273,578      4.4%

Andrew L. Farkas         8,442,722     28.4%


                         Voting Power        Dispositive Power
                       ________________      _________________
                       Sole      Shared      Sole      Shared
                       ____      ______      ____      ______

Metropolitan             0      1,073,732     0          620,555
Acquisition
Partners V, L.P.

MV, Inc.               199,846  1,073,732    199,846     620,555

Andrew L. Farkas       957,926  7,484,796  1,384,714   3,543,615


          The Partnership's beneficial ownership includes (i) 434,393 shares which were distributed to the limited partners of the Partnership in the Distribution effective October 1, 1996 for which the limited partners have granted a proxy to the Partnership with respect to voting such shares, (ii) 18,784 shares remaining from the distribution to certain limited partners of the Partnership on July 27, 1995 and for which the limited partners have granted a proxy to the Partnership with respect to voting such shares and (iii) 620,555 shares which remain in the Partnership. The Partnership's shared voting and dispositive power results from its relationship with the General Partner and the proxies granted to it in connection with the July 27, 1995 distribution and the Distribution.

          The General Partner's beneficial ownership includes (i) 1,073,732 shares which are beneficially owned by the Partnership
(ii) 186,162 shares distributed from the Partnership on October 1, 1996 in the Distribution, and (iii) 13,684 shares distributed from the Partnership on July 27, 1995. The General Partner's shared voting and dispositive power results from its relationship with the Partnership.

          AF's beneficial ownership includes (i) 456,714 shares directly owned, (ii) 960,637 shares beneficially owned by MSD (excluding shares beneficially owned by MAP IV), (iii) 2,647,955 shares beneficially owned by MAP IV, (iv) 199,846 shares beneficially owned by the General Partner (excluding shares beneficially owned by the Partnership), (v) 1,073,732 shares beneficially owned by the Partnership, (vi) 300,000 shares subject to the February Options, (vii) 128,000 shares subject to the November Warrants, (viii) 500,000 shares subject to the August Warrants and (ix) 2,175,838 shares owned by CEP, N&M, the Buyers and other third parties which are subject to the Stockholders Agreement (as such terms are defined in Item 6). AF's shared voting and dispositive power results from his relationship to the Partnership and the General Partner as well as his shared voting power with respect to shares subject to the Stockholders Agreement.

          Other than the Distribution, the Partnership and the General Partner have not been involved in any transactions in Insignia Class A Common Stock during the past 60 days. During the past 60 days, AF has been involved in the Distribution and, due to his relationship to the MAP IV Group, in the distribution by MAP IV of 1,762,577 shares of Insignia Class A Common Stock to its partners effective October 1, 1996.


Item 6.   Contracts, Arrangements, Understandings, or
Relationships With Respect to Securities of the Issuer

          The Partnership, MAP IV, MAP VI, the Issuer and AF entered into a Stockholders Agreement dated May 27, 1992 (the "Stockholders Agreement"), which became effective on June 2, 1992. Pursuant to the Stockholders Agreement as subsequently amended, among other things, (i) MAP VI agreed to vote its shares of Insignia Class A Common Stock in any election for directors of the Issuer for those persons designated by AF, (ii) AF, the Partnership and MAP IV agreed to vote shares of Insignia Class A Common Stock owned or controlled by them for one individual proposed by MAP VI to serve as a director of the Issuer and (iii) the Issuer granted preemptive rights to MAP VI in certain circumstances. A copy of the Stockholders Agreement is attached as Exhibit 8 to Amendment No. 1 dated June 2, 1992, is incorporated by reference herein and is being refined herewith, and the description of the Stockholders Agreement contained herein is qualified in its entirety by reference thereto.

          MAP VI and the Issuer entered into a Registration Rights Agreement dated as of May 27, 1992 (the "Registration Rights Agreement"), which became effective on June 2, 1992. Pursuant to the Registration Rights Agreement, the Issuer is required, among other things, to register the Insignia Class A Common Stock owned by MAP VI under the circumstances described therein. A copy of the Registration Rights Agreement is attached as Exhibit 9 to Amendment No. 1 dated June 2, 1992, is incorporated by reference herein and is being refiled herewith, and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference thereto.

          The Issuer entered into a letter agreement with MAP VI dated May 27, 1992 (the "Observer Letter"), which became effective on June 2, 1992. Pursuant to the Observer Letter, the Issuer agreed to permit an observer appointed by MAP VI to act as an observer during meetings of the Board of Directors of the Issuer under certain circumstances. A copy of the Observer Letter is attached as Exhibit 11 to Amendment No. 1 dated June 2, 1992, is incorporated by reference herein and is being refiled herewith, and the description of the Observer Letter contained herein is qualified in its entirety by reference thereto.

          On December 27, 1995, MAP VI was dissolved in accordance with the laws of the State of Wyoming and the shares of Insignia Class A Common Stock owned by MAP VI was distributed to AF, Charterhouse Equity Partners, L.P. ("CEP") and Northern &
Midland Nominees Limited ("N&M").

          In connection with the liquidation of MAP VI, MAP VI transferred to CEP and N&M all of its rights and obligations under (i) the Stockholders Agreement pursuant to that certain Assignment and Consent Agreement dated December 15, 1995 (the "First Assignment Agreement") by and among MAP VI, MAP IV, the Partnership, AF, the Issuer, CEP, N&M and the other signatories thereto and (ii) the Registration Rights Agreement and the Observer Letter pursuant to that certain Assignment and Consent Agreement dated December 15, 1995 (the "Second Assignment Agreement") by and among MAP VI, MAP IV, the Issuer, AF, CEP and N&M. A copy of the First Assignment Agreement and the Second Assignment Agreement are attached as Exhibit (j) and (k) hereto and are incorporated herein by reference. The description of such agreements contained herein is qualified in its entirety by reference thereto.

          Pursuant to the terms of the Purchase Agreements by and between the Sellers and the Buyers, the Buyers purchased 1,500,000 shares of Insignia Class A Common Stock and agreed to be bound by the terms of the Stockholders Agreement. The Purchase Agreements, including the Addenda thereto, are attached as Exhibits (b) through (g) to Amendment No. 5 dated July 24, 1995.

          On July 27, 1995, the Partnership distributed a total of 45,614 shares of Insignia Class A Common Stock to certain partners of the Partnership (14,852 to the General Partner and 30,762 to certain limited partners). The distributees, other than the General Partner, granted a proxy to the Partnership with respect to the vote of the distributed shares. However, only 18,784 shares remain subject to such proxy. A form of such proxy is filed as Exhibit (h) to Amendment No. 5 dated July 24, 1995.

          Effective October 1, 1996, the Partnership distributed a total of 620,555 shares of Insignia Class A Common Stock to the partners of the Partnership (186,162 shares to the General Partner and 434,393 shares to the limited partners). The distributees, other than the General Partner, granted a proxy to the Partnership with respect to the vote of the distributed shares. A form of such proxy is filed as Exhibit (i) hereto.

Item 7.   Material to be Filed as Exhibits.

Exhibits filed with initial filing of Statement on Schedule 13D dated January 10, 1992:

     1.   Option Agreement, dated as of October 2, 1991, between
Insignia Financial Group, Inc. and Metropolitan Acquisition
Partners V, L.P.

     2.   Option Agreement, dated as of October 2, 1991, among
Insignia Financial Group, Inc., Metropolitan Acquisition Partners
IV, L.P. and Metropolitan Acquisition Partners V, L.P.

     3.   Promissory Note, dated December 18, 1991, from Ruth L.
Farkas to Andrew L. Farkas.

     4.   Promissory Note, dated December 18, 1991, from Ruth L.
Farkas to Robin L. Farkas.

     5.   Joint Filing Agreement Among the Reporting Persons.

Exhibits filed with Amendment No. 1 to Statement on Schedule 13D dated June 2, 1992:

     6.   Securities Purchase Agreement, dated as of May 27,
1992, by and among Insignia Financial Group, Inc., Metropolitan
Acquisition Partners IV, L.P. and IFG Limited Liability Company.

     7. Option Assignment Agreement, dated as of May 27, 1992, between and among Insignia Financial Group, Inc., Metropolitan
Acquisition Partners IV, L.P., Metropolitan Acquisition Partners
V, L.P. and IFG Limited Liability Company.

     8. Stockholders Agreement, dated as of May 27, 1992, by and between Metropolitan Acquisition Partners IV, L.P.,
Metropolitan Acquisition Partners V, L.P., IFG Limited Liability
Company, and Andrew L. Farkas (refiled with this Amendment No.
7).

     9.   Registration Rights Agreement, dated as of May 27,
1992, by and among Insignia Financial Group, Inc. and IFG Limited
Liability Company (refiled with this Amendment No. 7).

     10.  Operating Agreement of IFG Limited Liability Company.

     11.  Letter Agreement, dated as of May 27, 1992, between
Insignia Financial Group, Inc. and IFG Limited Liability Company
(refiled with this Amendment No. 7).

Exhibit Filed with Amendment No. 3 to Statement on Schedule 13D dated October 20, 1993:

     1.   Warrant Agreement, dated September 1, 1993, between the
Issuer and AF (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by MAP IV and certain other parties).

Exhibit filed with Amendment No. 4 to Statement on Schedule 13D dated May 1995:

     (a)  Warrant Purchase Agreement, dated May 10, 1995, among
APTS Partners, L.P., the Issuer, and certain Selling
Warrantholders.

Exhibits filed with Amendment No. 5 to Statement on Schedule 13D dated July 24, 1995:

     (b) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and APTS Partners IV-AB, L.P., and Addendum thereto, dated July 24, 1995.

     (c) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and Blackacre Capital Group L.P., and Addendum thereto, dated July 24, 1995.

     (d) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and Farallon Capital Partners, L.P., and
Addendum thereto, dated July 24, 1995.

     (e) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and Farallon Capital Institutional Partners,
L.P., and Addendum thereto, dated July 24, 1995.

     (f) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and Farallon Capital Institutional Partners II,
L.P., and Addendum thereto, dated July 24, 1995.

     (g) Stock Purchase Agreement, dated as of June 28, 1995, by and between M-VI and Tinicum Partners, L.P., and Addendum thereto, dated July 24, 1995.

     (h) Form of Proxy granted by distributees to the Partnership, and a schedule of substantially identical proxies.

Exhibits filed with Amendment No. 7 to Statement on Schedule 13D dated November 15, 1996:

     (i) Form of Proxy granted by distributees to the Partnership, and a schedule of substantially identical proxies.

     (j) Assignment and Consent Agreement dated as of December 15, 1995 by and among Metropolitan Acquisition Partners IV, L.P., Metropolitan Acquisition Partners V, L.P., Andrew L. Farkas, M-VI Limited Liability Company, Insignia Financial Group, Inc., Charterhouse Equity Partners, L.P., Northern & Midland Nominees Limited and certain other parties thereto.

     (k) Assignment and Consent Agreement dated as of December 15, 1995 by and among Metropolitan Acquisition Partners IV, L.P., Insignia Financial Group, Inc., Andrew L. Farkas, Charterhouse Equity Partners, L.P., Northern & Midland Nominees Limited and M-VI Limited Liability Company.


SIGNATURES


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated:  November 13, 1996


                    METROPOLITAN ACQUISITION PARTNERS V, L.P.

                    By:  MV, Inc.,
                         General Partner


                         By:  /s/ Andrew L. Farkas
                              ____________________
                              Andrew L. Farkas
                              President



                    MV, INC.


                    By:  /s/ Andrew L. Farkas
                         ____________________
                         Andrew L. Farkas
                         President



                    /s/ Andrew L. Farkas
                    ______________________________
                    Andrew L. Farkas
EXHIBIT INDEX

Exhibit   Description
_______   _________

8.        Stockholders Agreement, dated as of May
          27, 1992, by and between Metropolitan
          Acquisition Partners IV, L.P., Metropol-itan Acquisition Partners V, L.P., IFG
          Limited Liability Company, and Andrew L.
          Farkas

9.        Registration Rights Agreement, dated as of
          May 27, 1992, by and among Insignia Financial
          Group, Inc. and IFG Limited Liability Company.

11. Letter Agreement, dated as of May 27, 1992, between Insignia Financial Group, Inc. and
          IFG Limited Liability Company.

(i) Form of Proxy granted by distributees to the Partnership, and a schedule of substantially identical proxies.

(j) Assignment and Consent Agreement dated as of December 15, 1995 by and among Metropolitan Acquisi-tion Partners IV, L.P., Metropolitan Acquisition Partners V, L.P., Andrew L. Farkas, M-VI Limited Liability Company, Insignia Financial Group, Inc., Charterhouse Equity Partners, L.P., Northern & Midland Nominees Limited and certain other parties thereto.

(k) Assignment and Consent Agreement dated as of December 15, 1995 by and among Metropolitan
          Acquisition Partners IV, L.P., Insignia Financial
          Group, Inc., Andrew L. Farkas, Charterhouse Equity
          Partners, L.P., Northern & Midland Nominees Limited and M-VI Limited Liability Company.


EXHIBIT 8



STOCKHOLDERS AGREEMENT


          STOCKHOLDERS AGREEMENT, dated as of May 27, 1992, by and among Metropolitan Acquisition Partners IV, L.P., a Delaware limited partnership ("MAP IV"), Metropolitan Acquisition Partners V, L.P., a Delaware limited partnership ("MAP V"), Andrew L. Farkas ("Farkas"), IFG Limited Liability Company, a Wyoming limited liability company ("Purchaser"), and Insignia Financial Group, Inc., a Delaware corporation (the "Company").

W I T N E S S E T H:

          WHEREAS, MAP IV owns 7,500,000 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), 979 shares of the Company's Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), and an option to acquire an additional 1,650 shares of Series A Preferred Stock; and

          WHEREAS, MAP V owns 2,941,850 shares of Class A Common Stock, 386 shares of the Series A Preferred Stock, an option to acquire an additional 6,558,150 shares of Class A Common Stock at $1.00 per share (which option is being (i) assigned to Purchaser concurrently with the execution of this Agreement with respect to 800,000 shares of Class A Common Stock, (ii) retained by MAP V with respect to up to 656,211 shares of Class A Common Stock, and
(iii) terminated concurrently with the execution of this Agree-ment with respect to the remaining unexercised shares of Class A Common Stock subject to such option) and an option to acquire an additional 864 shares of Series A Preferred Stock at $800 per share (which option is being (i) assigned to Purchaser with respect to 93 shares of Series A Preferred Stock, (ii) retained by MAP V with respect to up to 86 shares of Series A Preferred Stock, and (iii) terminated concurrently with the execution of this Agreement with respect to the remaining unexercised Series A Preferred Stock subject to such option); and

          WHEREAS, Farkas wholly owns each of the sole general partners of MAP IV and MAP V, respectively, and therefore Controls (as such term is hereinafter defined) MAP IV and MAP V, respectively, and may be deemed to be the beneficial owner of all shares of Class A Common Stock and Series A Preferred Stock held by MAP IV and MAP V within the meaning of Rule 13d-3 of the Securities Exchange Act (as such term is hereinafter defined); and

          WHEREAS, the Company, MAP IV and Purchaser are parties to a Securities Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), pursuant to which (i) the Company agreed, among other things, to issue and sell to Purchaser, and Purchaser has agreed to purchase from Company, 4,182,748 shares of Class A Common Stock, and (ii) MAP IV agreed, among other things, to sell to Purchaser, and Purchaser has agreed to purchase from Company, 486 shares of Series A Preferred Stock; and

          WHEREAS, the Company, MAP IV, MAP V, Farkas and
Purchaser desire to enter into this Stockholders Agreement for the purpose of regulating certain aspects of the relationship of MAP IV, MAP V, Farkas and Purchaser as stockholders of the
Company; and

          WHEREAS, it is in the best interests of the Company and such stockholders that such aspects of their relationship be so regulated; and

          WHEREAS, this Stockholders Agreement shall become effective upon the consummation of the transactions contemplated by the Purchase Agreement.

          NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


Section I. DEFINITIONS. Unless otherwise defined herein, terms defined in the Purchase Agreement are used herein as therein defined, and the following shall have (unless otherwise provided elsewhere in this Stockholders Agreement) the following respec-tive meanings (such meanings being equally applicable to both the singular and plural form of the terms defined).

          "Agreement" means this Stockholders Agreement, includ-ing all amendments, modifications and supplements and any exhib-its or schedules to any of the foregoing, and shall refer to the Agreement as the same may be in effect at the time such reference becomes operative.

          "Commission" means the Securities and Exchange
Commission or any similar federal agency then having jurisdiction to enforce the Securities Act and other federal securities laws.

          "Controls" including, with correlative meanings, the terms "controlled by" and "under common control with," means, as to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Persons, whether through the ownership of voting securities or by contract or otherwise.

          "Holders" means MAP IV, MAP V, Farkas, and Purchaser and the Persons who are Permitted Transferees of any of them, and any combination of them, and the term "Holder" shall mean any such Person.

          "Other Holders" means MAP IV, MAP V, and Farkas, and the Persons who are Permitted Transferees of any of them (other than Purchaser), and any combination of them, and the term "Other
Holder" shall mean any such Person.

          "Permitted Transferees" means any of the Holders.

          "Securities Exchange Act" means the Securities Exchange
Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Voting Stock" means capital stock of any class or classes of the Company, including, without limitation, the Class A Common Stock, the holders of which are entitled to participate generally in the election of the members of the Company's board of directors and any securities of the Company convertible into, or exercisable or exchangeable for, any such capital stock of the Company; provided, however, that "Voting Stock" shall not include any such capital stock or securities of the Company to the extent that (i) such capital stock or securities shall have been registered under the Securities Act, if the registration statement with respect to the sale of such capital stock or securities shall have become effective under the Securities Act and such capital stock or securities shall have been disposed of pursuant to such effective registration statement, (ii) such capital stock or securities shall have been distributed pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (iii) such capital stock and securities shall have been otherwise transferred, new certificates or other evidences of ownership for them not bearing any legend restricting further transfer and not subject to any stop transfer order or other restrictions on transfer shall have been delivered by the Company and subsequent disposition of such securities shall not require registration or qualification of such securities under the Securities Act or any state securities laws then in force or (iv) such capital stock or securities shall have ceased to be outstanding.


Section II.  CERTIFICATE OF INCORPORATION; BY-LAWS; DIRECTORS.

          A. The Company has previously furnished to the Holders copies of the Certificate of Incorporation and By-laws (collectively, the "Charter Documents"). From and after the date hereof, each Holder shall vote all shares of Voting Stock (including any shares of Voting Stock hereafter acquired, owned or controlled by such holder), at any regular or special meeting of stockholders of the Company or in any written consent executed in lieu of such meeting of stockholders, and shall take all actions necessary, to ensure that the Charter Documents do not, at any time, conflict with the provisions of this Agreement.

          B. From and after the date hereof, (i) upon the written request of Purchaser to the Company (the "Appointment Request"), the Holders shall vote their shares of Voting Stock (including any shares of Voting Stock hereafter acquired), at any regular or special meeting of the stockholders of the Company called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of stockholders, and shall take all actions necessary, to ensure the election to the Board of Directors of the Company of one (1) individual selected by Purchaser (the "Purchaser Nominee"); provided, however, that from and after the date on which the Other Holders Control less than 50.1% of the Voting Stock, upon the written request of Purchaser, the Other Holders shall be required to vote their shares of Voting Stock (including any shares of Voting Stock hereafter acquired) and otherwise use their reasonable commercial best efforts to cause the election of the Purchaser Nominee to the Board of Directors of the Company and (ii) upon the written request of Farkas to the Purchaser, the Purchaser shall vote its shares of Voting Stock (including any shares of Voting Stock hereafter acquired), at any regular or special meeting of the stockholders of the Company called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of stock-holders in favor of the election to the Board of Directors of the Company of (x) those individuals selected by Farkas and (y) the Purchaser Nominee. The Purchaser Nominee shall be reasonably acceptable to Farkas and it is understood and agreed that any of Merril M. Halpern, Richard T. Henshaw, III and Phyllis Haberman may be the Purchaser Nominee (collectively, the "Acceptable Purchaser Nominees"). Promptly after the receipt by the Company of any Appointment Request, the Company shall notify each Other Holder of such request and take all actions necessary to call a special meeting of the Board of Directors of the Company for the purpose of electing the Purchaser Nominee to the Board of Directors of the Company or, in lieu of such a meeting, cause a written consent to be circulated to effect such election.

          C. If, prior to his or her election to the Board of Directors of the Company pursuant to Section 2(b) hereof, any Purchaser Nominee shall be unable or unwilling to serve as a director of the Company, Purchaser shall be entitled to nominate a replacement who shall then be the Purchaser Nominee for pur-poses of this Section 2. If, following election to the Board of Directors of the Company pursuant to Section 2(b) hereof any Purchaser Nominee shall resign or be removed or be unable to serve for any reason prior to the expiration of his or her term as a director of the Company, Purchaser may within 30 days of such event, notify the Board of Directors of the Company in writ-ing of a replacement Purchaser Nominee, and the Holders shall vote their shares of Voting Stock, at any regular or special meeting called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of stockholders, and shall take all action necessary, to ensure the election to the Board of Direc-tors of the Company of such replacement Purchaser Nominee to fill the unexpired term of the prior Purchaser Nominee whom such new Purchaser Nominee is replacing; provided, however, that from and after the date on which the Other Holders Control less than 50.1% of the Voting Stock, the Other Holders shall be required to vote their shares of Voting Stock (including any shares of Voting Stock hereafter acquired) and otherwise use their reasonable com-mercial best efforts to cause such replacement Purchaser Nominee to fill the unexpired term of the prior Purchaser Nominee whom such replacement Purchaser Nominee is replacing. Any replacement Purchaser Nominee shall be reasonably acceptable to Farkas and it is understood and agreed that any of the Acceptable Purchaser Nominees may be the replacement Purchaser Nominee.

          D. Each Holder hereby agrees to use such Holder's best efforts to call, or cause the appropriate officers and directors of the Company to call, a special or annual meeting of stockholders of the Company and to vote all of the shares of Voting Stock owned or controlled by such Holder for, or to take all actions by written consent in lieu of any such meeting neces-sary to cause, the removal (with or without cause) of any Purchaser Nominee designated and elected pursuant to Section 2(b) hereof if Purchaser shall have given written notice to each of the Other Holders of its desire to have such Nominee removed.

          E. Each Holder hereby agrees that (x) no Purchaser Nominee shall be removed by any Holder without cause (except as provided in Section 2(d) hereof) and (y) any director may be removed for Cause (as such term is hereinafter defined) if the holders of a majority of the outstanding shares of Voting Stock held by Holders consent in writing to such removal. For the purposes of this Section 2(e) only, "Cause" shall mean (i) the commission by a director of an act of fraud or embezzlement against the Company or any of its Subsidiaries, (ii) a conviction for a felony or crime involving moral turpitude (or a plea of nolo contendere thereto) or guilty plea of such director with respect to a felony or crime involving moral turpitude or (iii) the unauthorized disclosure by a director of any material pro-prietary or confidential Company information to a third party (it being understood and agreed that any such disclosure by the Purchaser Nominee to any officer, director or affiliate (as such terms are defined in the rules and regulations under the Securities Exchange Act) of Purchaser or counsel to Purchaser shall not constitute "Cause" under this Agreement, subject to any such recipient similarly agreeing to keep such information confidential; provided, however, that nothing in the foregoing clause (iii) shall permit any disclosure of proprietary or confidential Company information to any known competitor of the Company.

          F.   In order to effectuate the provisions of this
Section 2, the Holders hereby agree that when any action or vote is required to be taken by such Holders pursuant to this Agree-ment, such Holders shall use their respective best efforts to call, or cause the appropriate officers and directors of the Company to call, a special or annual meeting of stockholders of the Company, as the case may be, or execute or cause to be exe-cuted a consent in writing in lieu of any such meetings pursuant to Section 228(a) of the General Corporation Law of the State of Delaware to effectuate such stockholder action.

          G. The Company shall undertake to obtain, and thereafter undertake to maintain in effect, directors' liability insurance at a reasonable cost as determined in the reasonable judgment of the Board of Directors of the Company. If, as and when such insurance has been obtained, the Company promptly shall provide to Purchaser a complete and accurate copy of the policy and of any subsequent amendment or endorsement thereto.

          H. Notwithstanding anything in this Section 2 to the contrary, the Company shall not be required to (x) convene in any calendar year at the request of Purchaser more than one (1) special meeting of the stockholders of the Company, or, in the alternative, (y) solicit in any calendar year more than one (1) written consent in lieu of any such meeting to effectuate any of the provisions contained in this Section 2.


Section III.  TRANSFER OF VOTING STOCK; RIGHTS OF INCLUSION.

          A. 1. None of the Holders or their respective Permitted Transferees (in each case, the "Initiating Selling Holder") shall, individually or collectively, in any one transaction or any series of related transactions, directly or indirectly, sell or otherwise dispose of (in a registered public offering, private sale or otherwise) shares of Voting Stock and/or Series A Preferred Stock to any Person or Persons other than Permitted Transferees (individually a "Third Party" and collectively, "Third Parties"), unless the terms and conditions of such sale or other disposition to such Third Party shall include an offer to each of the other Holders (in each case, the "Offeree"), to include, at the option of each Offeree, in the sale or other disposition to the Third Party the same percentage of such Offeree's share of Voting Stock and/or Series A Preferred Stock as the percentage of Voting Stock and/or Series A Preferred Stock being sold by the Initiating Selling Holder(s); provided, however, that the rights contained in this Section 3 shall not apply to any Holder (the "Non-Participating Holder") in the case of a proposed sale of shares of Voting Stock by one or more Holders in a registered public offering where the Non-Participat-ing Holder possessed the right to similarly sell at least a pro rata share of its Voting Stock in such public offering but elected not to do so. If the Initiating Selling Holder(s) receives a bona fide offer or offers to purchase or otherwise acquire a number of shares of his or their Voting Stock and/or Series A Preferred Stock from a Third Party, such Holder(s) shall cause the Third Party's offer to be reduced to writing (which writing shall include an offer to purchase or otherwise acquire shares of Voting Stock and/or Series A Preferred Stock from the applicable Offerees according to the terms and conditions of this
Section 3 and shall send written notice of the Third Party's offer (the "Tag-Along Notice") to each of the applicable Offerees in the manner set forth in Section 7(c) hereof. The Tag-Along Notice shall be accompanied by a true and correct copy of the Third Party's offer. At any time within 7 Business Days after its receipt of the Tag-Along Notice each of the Offerees may accept the offer included in the Tag-Along Notice for up to such number of shares of Voting Stock and/or Series A Preferred Stock as is determined in accordance with the provisions of this
Section 3(a)(i) by furnishing written notice of such acceptance to the Initiating Selling Holder(s) and delivering to the Initiating Selling Holder(s) promptly thereafter the certificate or certificates representing the shares of Voting Stock and/or Series A Preferred Stock to be sold or otherwise disposed of pursuant to such offer by such Offeree, together with a limited power-of-attorney authorizing the Initiating Selling Holder(s) to sell or otherwise dispose of such shares of Voting Stock and/or Series A Preferred Stock pursuant to the terms of such Third Party's offer.

               2. The purchase from the Offerees pursuant to this Section 3 shall be on the same terms and conditions includ-ing the per share price, payment terms and the date of sale or other disposition, as are received by the Initiating Selling Holder(s) and stated in the Tag-Along Notice provided to the Offerees by the Initiating Selling Holder(s).

               3. Promptly (but in no event later than two Business Days) after the consummation of the sale or other disposition of Voting Stock and/or Series A Preferred Stock of the Initiating Selling Holder(s) and the Offerees to the Third Party pursuant to the Third Party's offer, the Initiating Selling Holder(s) shall notify the Offerees thereof, shall remit to each of the Offerees the total sales price of the shares of Voting Stock and/or Series A Preferred Stock of such Offeree sold or otherwise disposed of pursuant thereto (less such Offeree's pro rata share of the reasonable out-of-pocket expenses incurred by the Initiating Selling Holder(s) in connection with the Third Party Offer, including the fees and expenses of counsel to such Initiating Selling Holder(s)), and shall furnish such other evidence of the completion and time of completion of such sale or other disposition and the terms thereof as may be reasonably requested by the Offerees.

               4. If within 7 Business Days after the receipt of the Tag-Along Notice, any Offeree has not accepted the offer contained in the Tag-Along Notice, such Offeree will be deemed to have waived any and all of its rights with respect to the sale or other disposition of Voting Stock described in the Tag-Along Notice and the Initiating Selling Holder(s) shall have 120 days thereafter in which to sell or otherwise dispose of not more than the amount of Voting Stock and/or Series A Preferred Stock described in the Tag-Along Notice, on terms not more favorable to the Initiating Selling Holder(s) than were set forth in the Tag-Along Notice. If, at the end of such 120 day period, the Initiating Selling Holder(s) has not completed the sale or other disposition of Voting Stock and/or Series A Preferred Stock of the Initiating Selling Holder(s) and any Offeree in accordance with the terms of the Third Party's offer, the Initiating Selling Holder(s) shall return to such Offeree all certificates repre-senting shares of Voting Stock and/or Series A Preferred Stock which such Offeree delivered for sale or other disposition pursuant to this Section 3, and all the restrictions on sale or other disposition contained in this Agreement with respect to Voting Stock and/or Series A Preferred Stock owned by the Initiating Selling Holder(s) shall again be in effect.

          B. None of the Holders may do indirectly, through the sale of his or its general and/or limited partnership interests or otherwise, that which is not permitted by this Section. Notwithstanding anything in this Section 3(b) to the contrary, nothing herein shall be deemed to prohibit or restrict any transfer by (i) any limited partner of MAP IV or MAP V of its limited partnership interests in MAP IV or MAP V, as the case may be (including, without limitation, Farkas or his Affiliates) or
(ii) Farkas of his general partnership interests in MAP IV or MAP V; provided, however, that in the event of any transfer, directly or indirectly, by Farkas as permitted by the foregoing clause
(ii) (a "Farkas Transfer Event"), the Purchaser shall be entitled to require the Company to register its shares of Voting Stock in accordance with the terms of the Registration Rights Agreement.


Section IV. PREEMPTIVE RIGHTS. Except with respect to any Voting Stock to be issued (i) pursuant to a Registration Statement on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act, (ii) to employees of the Company (other than Farkas) pursuant to any employee benefit plans (provided, however, that the foregoing inclusion of Voting Stock to be issued to Farkas pursuant to any employee benefit plan shall not apply to any such issuance which has been approved by at least two of the following three Persons: (A) a majority in interest of the limited partners of MAP IV (other than Farkas),
(B) a majority in interest of the limited Partners of MAP V (other than Farkas) or (C) Purchaser), (iii) to holders of Class B Common Stock upon the conversion thereof in accordance with the Certificate of Incorporation, (iv) pursuant to the proposed transfer of assets to the Company by any Person other than an Affiliate, (v) pursuant to the Common Option, the IFG Common Option, the Preferred Option and the IFG Preferred Option, (vi) pursuant to any warrants, options or stock given to any third party in connection with any financing or acquisition by the Company, its Subsidiaries, MAE or any of its Subsidiaries or
(vii) pursuant to the proposed sale of Voting Stock in connection with an underwritten public offering pursuant to a Registration Statement (other than a Registration Statement on Form S-4 or S-8 or any successor or similar forms) filed under the Securities Act and in compliance with all applicable state securities laws (provided, however, that the foregoing clause (vii) shall not apply in any case where any other stockholder of the Company is granted a preferential right to purchase any shares of Voting Stock in any such public offering), the Company shall, 7 Business Days prior to any issuance (whether or not for consideration) or sale by the Company of any Voting Stock (or warrants or other securities convertible into Voting Stock), notify Purchaser in writing, which notice shall specify the kind and amount of Voting Stock (or warrants or other securities convertible into Voting Stock) that the Company proposes to issue and contain a description of the terms of such issuance or sale (including the issuance or sale price, if any), and shall offer to Purchaser the opportunity to acquire on the same terms and conditions set forth in the notice, such number of shares of Voting Stock (or warrants or other securities convertible into Voting Stock) as shall allow Purchaser, immediately following the issuance or sale of all such Voting Stock (or warrants or other securities convertible into Voting Stock), to remain the owner, in the aggregate, of its Proportionate Equity Interest (as hereinafter defined). For purposes hereof, "Proportionate Equity Interest" with respect to Purchaser shall mean the percentage of issued and outstanding shares of Voting Stock owned by Purchaser immediately prior to each such issuance or sale by the Company of shares of Voting Stock (or warrants or other securities convertible into Voting Stock).


Section V. PURCHASER VOTING STOCK. Until the earlier of (x) December 1, 1994, (y) the first sale of Voting Stock in con-nection with an underwritten public offering pursuant to a Registration Statement (other than a Registration Statement on Form S-4 or S-8 or any successor or similar forms) filed under the Securities Act and in compliance with all applicable state securities laws or (z) a Farkas Transfer Event, Purchaser shall
(a) vote its shares of Voting Stock (including any shares of Voting Stock hereafter acquired), at any regular or special meeting of the stockholders of the Company called for any purpose, or in any written consent executed in lieu of such a meeting of stockholders, as directed by Farkas and (b) not make any Disposition (as such term is hereinafter defined) of its shares of Voting Stock (including any shares of Voting Stock hereafter acquired) to any Person not reasonably acceptable to Farkas. Notwithstanding anything in the immediately preceding sentence to the contrary, nothing in this Section 5 shall be deemed to grant to, or otherwise permit, Farkas to do any of the following on behalf of Purchaser: (i) (A) make any determination or recommendation with respect to, (B) vote upon, consent to, or approve, or (C) prevent, hinder, delay or veto, any sale, transfer, conveyance or other disposition (collectively, a "Disposition") of Purchaser's Voting Stock to any Affiliate of Purchaser at the fair market value thereof; (ii) make any determination or recommendation with respect to any election to be made by Purchaser in accordance with the terms of the Registration Rights Agreement; (iii) make any determination or recommendation with respect to any election to be made by Purchaser in accordance with the terms of Section 3 hereof; or
(iv) (A) make any determination or recommendation with respect to or (B) vote upon, consent to or approve, any amendment, modification, supplement or other alteration to the Charter Documents or any of the Operative Documents which would, individually or in the aggregate, have a material adverse effect on the Securities.


Section VI. LEGEND. Each of the Holders agrees that substantially the following legend shall be placed on the certificates representing any shares of Voting Stock or Preferred
Stock owned by them:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT
     TO THE RIGHTS AND RESTRICTIONS CONTAINED IN A
     STOCKHOLDERS AGREEMENT AND A REGISTRATION RIGHTS
     AGREEMENT, EACH DATED AS OF MAY 27, 1992 (A COPY OF
     WHICH IS ON FILE WITH THE SECRETARY OF THE ISSUER
     HEREOF)."


Section VII. SPECIFIC PERFORMANCE. Each of the Holders acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties would be irrepar-ably harmed and could not be made whole by monetary damages. It is accordingly agreed that the Holders shall waive the defense in any action for specific performance that a remedy at law would be adequate and that the Holders, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.


Section VIII.  MISCELLANEOUS.

          A. Headings. The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

          B. Entire Agreement. This Agreement, together with the Purchase Agreement and the Registration Rights Agreement referred to herein, constitute the entire agreement and under-standing of the parties hereto in respect of the subject matter contained herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those ex-pressly set forth or referred to herein or therein. This Agree-ment, the Purchase Agreement and the Registration Rights Agree-ment supersede all prior agreements and understandings between the parties hereto with respect to the subject matter hereof. Notwithstanding anything herein to the contrary, this Agreement shall not become effective until the consummation of the transactions contemplated by the Purchase Agreement.

          C. Notices. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certi-fied mail, return receipt requested, postage prepaid, addressed as follows:

               (i)  If to the Company at:

                    Insignia Financial Group, Inc.
                    One Shelter Place, P.O. Box 1089
                    Greenville, South Carolina  29602
                    Attention:  President

                    with a copy to:

                    Shea & Gould
                    1251 Avenue of the Americas
                    New York, New York  10020-1193
                    Attention:  Arnold S. Jacobs, Esq.;

               (ii)  If to MAP IV, MAP V or Farkas at:

                    c/o Insignia Financial Group, Inc.
                    One Shelter Place, P.O. Box 1089
                    Greenville, South Carolina  29602
                    Attention:  President

                    with a copy to:

                    Shea & Gould
                    1251 Avenue of the Americas
                    New York, New York  10020-1193
                    Attention:  Arnold S. Jacobs, Esq.;

               (iii)  If to Purchaser at:

                    IFG Limited Liability Company
                    c/o Charterhouse Group International, Inc.
                    535 Madison Avenue
                    New York, New York  10022
                    Attention:  Richard T. Henshaw, III
                                Senior Vice President

                    with a copy to:

                    Proskauer Rose Goetz & Mendelsohn
                    1585 Broadway
                    New York, New York  10036
                    Attention:  Jonathan I. Shor, Esq.


or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, decla-ration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail.

          D. Applicable Law. The laws of the State of Delaware shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under applicable principles of conflicts of laws.

          E. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          F. Agreement to be Bound. Notwithstanding anything to the contrary contained in this Agreement, no shares of Voting Stock held by any Holder may be sold, transferred or otherwise disposed of to any Permitted Transferee or other Person, unless such Permitted Transferee or other Person, prior to such sale, transfer or other disposition, agrees in writing, in form and substance reasonably satisfactory to the Company, to be bound by the terms of this Agreement to the same extent and in the same manner as the transferor of such shares, a copy of which writing shall be maintained on file with the Secretary of the Company and shall include the address of such Permitted Transferee or other Person to which notices hereunder shall be sent.

          G. Successor, Assigns, Transferees. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

          H. Amendments; Waivers. This Agreement may not be amended, modified or supplemented and no waivers of or consents to departures from the provisions hereof may be given unless consented to in writing by the Company and the Holders.

          I. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an origi-nal but all of which shall constitute one and the same Agreement.

          J. Consent to Jurisdiction. Each of the Holders hereby irrevocably submit to the jurisdiction of any federal or state court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement, and each of the Holders hereby irrevocably agrees that all claims in re-spect of such action or proceeding may be heard and determined in such federal or state court. Each of the Holders hereby irrevo-cably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Other Holders hereby irrevo-cably appoint Shea & Gould (the "Other Holders' Process Agent"), with an office on the date hereof at 1251 Avenue of the Americas, New York, New York 10020-1193, as its agent to receive on its behalf and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by mailing or delivering a copy of such process to any Other Holder, in care of the Other Holders' Process Agent at the Other Holders' Process Agent's above address, and each of the Other Holders hereby irrevocably authorizes and directs the Other Holders' Process Agent to accept such service on its behalf. Purchaser hereby irrevocably appoints Proskauer Rose Goetz & Mendelsohn (the "Purchaser Process Agent"), with an office on the date hereof at 1585 Broadway, New York, New York 10036, as its agent to receive on its behalf and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by mailing or delivering a copy of such process to the Purchaser in care of the Purchaser Process Agent at the Purchaser Process Agent's above address, and Purchaser hereby irrevocably directs the Purchaser Process Agent to accept such service on its behalf. As an alternative method of service, each of the Holders also irre-vocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address specified in Section 8(c) hereof. Each of the Holders agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          K. Term of Agreement. This Agreement shall terminate ten years from the date first mentioned above unless earlier terminated by written consent in accordance with Section 8(h) hereof or extended by written consent in accordance with
Section 8(h) hereof.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                    METROPOLITAN ACQUISITION PARTNERS IV, L.P.

                    By:  Metro Shelter Directives, Inc., its
                         general partner


                    By:  /s/ Andrew L. Farkas
                         ____________________
                         Name: Andrew L. Farkas
                         Title: President


                    METROPOLITAN ACQUISITION PARTNERS V, L.P.

                    By:  M V, Inc., its general partner


                    By:  /s/ Andrew L. Farkas
                         ____________________
                         Name: Andrew L. Farkas
                         Title: Chairman


                    /s/ Andrew L. Farkas
                    ____________________
                    Andrew L. Farkas


                    IFG LIMITED LIABILITY COMPANY, a
                    Wyoming limited liability company

                    By:  /s/ Richard T. Henshaw, III
                         _______________
                         Name:  Richard T. Henshaw, III
                         Title: Vice President


                    INSIGNIA FINANCIAL GROUP, INC.

                    By:  /s/ Andrew L. Farkas
                         ____________________
                         Name: Andrew L. Farkas
                         Title: Chairman and Chief
                                Executive Officer


EXHIBIT 9



REGISTRATION RIGHTS AGREEMENT



          Registration Rights Agreement, dated as of May 27,
1992, between Insignia Financial Group, Inc., a Delaware corpora-tion ("Company"), and IFG Limited Liability Company, a Wyoming limited liability company ("Purchaser").

W I T N E S S E T H:

          WHEREAS, Company, Purchaser and Metropolitan
Acquisition Partners IV, L.P., a Delaware limited partnership ("MAP IV"), have entered into a Securities Purchase Agreement (the "Purchase Agreement"), dated as of the date hereof, pursuant to which Company has agreed, among other things, to issue and sell to Purchaser, and Purchaser has agreed to purchase from Company, 4,182,748 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"); and

          WHEREAS, Company, Purchaser, MAP IV and Metropolitan Acquisition Partners V, L.P., a Delaware limited partnership ("MAP V"), have entered into an Option Assignment Agreement (the "Option Assignment Agreement"), dated as of the date hereof, pursuant to which MAP V has assigned to Purchaser, among other things, the right to acquire from the Company up to an additional 800,000 shares of Class A Common Stock; and

          WHEREAS, in order to induce Purchaser to enter into the Purchase Agreement (and to purchase such shares of Class A Common
Stock) and the Common Option Agreement, Company has agreed to provide certain registration rights with respect thereto;

          NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

          1. Definitions. Unless otherwise defined herein, terms defined in the Purchase Agreement are used herein as therein defined, and the following shall have (unless otherwise provided elsewhere in this Registration Rights Agreement) the following respective meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

          "Agreement" shall mean this Registration Rights Agree-ment, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to the Agreement as the same may be in effect at the time such reference becomes operative.

          "Farkas Transfer Event" shall mean any transfer by Andrew L. Farkas permitted or contemplated by the last sentence of Section 3(b) of the Stockholders Agreement.

          "NASD" shall mean the National Association of Securi-ties Dealers, Inc., or any successor corporation thereto.

          "Registrable Securities" shall mean, collectively, (i) the shares of Class A Common Stock issued and sold to the Purchaser pursuant to the Purchase Agreement, (ii) any shares of Class A Common Stock issued and sold to the Purchaser pursuant to the Option Assignment Agreement, (iii) any shares of Class A Common Stock hereafter acquired by Purchaser by means of exercis-ing its preemptive rights in accordance with Section 4 of the Stockholders Agreement, (iv) any shares of Class A Common Stock hereafter distributed to Purchaser by the Company as a stock dividend or otherwise and (v) any equity securities of the Company convertible into, or exercisable or exchangeable for, any such shares of Class A Common Stock referred to in the foregoing clauses (i) through (iv); provided, however, that any such securities shall cease to be Registrable Securities when (i) such securities shall have been registered under the Securities Act, the registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of pursuant to such effective registration statement, (ii) such securities shall have been otherwise transferred, if new certificates or other evi-dences of ownership for them not bearing a legend restricting further transfer and not subject to any stop transfer order or other restrictions on transfer shall have been delivered by the Company and subsequent disposition of such securities shall not require registration or qualification of such securities under the Securities Act or any state securities law then in force or
(iii) such securities shall cease to be outstanding.

          "Voting Stock" shall have the meaning ascribed thereto in the Stockholders Agreement.

          2. Required Registration. From and after the occurrence of a Farkas Transfer Event, after receipt of a written request from the holders of Registrable Securities representing at least an aggregate of 50% of the total of all Registrable Securities then outstanding, requesting that Company effect the registration of Registrable Securities under the Securities Act and specifying the intended method or methods of disposition thereof, Company shall promptly notify all holders of Registrable Securities in writing of the receipt of such request and each such holder, in lieu of exercising its rights under Section 3, may elect (by written notice sent to Company within ten days from the date of such holder's receipt of the aforementioned Company's notice) to have Registrable Securities included in such registra-tion thereof pursuant to this Section 2. Thereupon Company shall, as expeditiously as is possible, use its best efforts to effect the registration under the Securities Act of all shares of Registrable Securities which Company has been so requested to register by such holders for sale, all to the extent required to permit the disposition (in accordance with the intended method or methods thereof, as aforesaid) of the Registrable Securities so registered; provided, however, that Company shall not be required to effect more than one (1) registration of any Registrable Securities pursuant to this Section 2.

          3. Incidental Registration. If Company at any time proposes to file on its behalf and/or on behalf of any of its security holders ("the registering security holders") a Registration Statement under the Securities Act on any form (other than a Registration Statement on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of Company pursuant to any employee benefit plan, respectively) for the general registration of securities to be sold for cash with respect to its Common Stock or any other class of equity security (as defined in Section 3(a)(11) of the Securities Exchange Act) of Company, it will give written notice to all holders of Registrable Securities at least 60 days before the initial filing with the Commission of such Registration Statement, which notice shall set forth the intended method of disposition of the securities proposed to be registered by Company. The notice shall offer to include in such filing the aggregate number of shares of Registrable Securities as such holders may request.

          Each holder of any such Registrable Securities desiring to have Registrable Securities registered under this Section 3 shall advise Company in writing within 10 days after the date of receipt of such offer from Company, setting forth the amount of such Registrable Securities for which registration is requested. Company shall thereupon include in such filing the number of shares of Registrable Securities for which registration is so requested, subject to the next sentence, and shall use its best efforts to effect registration under the Securities Act of such shares. If the managing underwriter of a proposed public offer-ing shall advise Company in writing that, in its opinion, the distribution of the Registrable Securities requested to be in-cluded in the registration concurrently with the securities being registered by Company or such registering security holder would materially and adversely affect the distribution of such securi-ties by Company or such registering security holder, then all selling security holders (other than any holders of Registrable Securities who initially requested the registration of their securities pursuant to Section 2 hereof) shall reduce the amount of securities each intended to distribute through such offering on a pro rata basis (such event is hereinafter referred to as a "Reduction Event"). If a Reduction Event occurs, the Company shall use its best efforts to effect the registration under the Securities Act of all securities which were not registered as a result of such Reduction Event as soon as practicable. Except as otherwise provided in Section 5, all expenses of such registration shall be borne by Company.

          Notwithstanding anything in this Section 3 to the con-trary, the Company shall not be required to include any shares of Registrable Securities in connection with its initial underwrit-ten public offering of Voting Stock pursuant to a Registration Statement (other than a Registration Statement on Form S-4 or S-8 or any successor form for securities to be offered in a transac-tion of the type referred to in Rule 145 under the Securities act or to employees of the Company pursuant to any employee benefit plan, respectively) filed under the Securities Act and in compli-ance with all applicable state securities laws; provided, how-ever, that the foregoing shall not apply if the shares of any other stockholder of the Company are proposed to be sold pursuant to such public offering.

          4. Registration Procedures. If Company is required by the provisions of Section 2 or 3 to use its best efforts to effect the registration of any of its securities under the Securities Act, Company will, as expeditiously as possible:

               (a)  prepare and file with the Commission a
Registration Statement with respect to such securities and use its best efforts to cause such Registration Statement to become and remain effective for a period of time required for the dispo-sition of such securities by the holders thereof, but not to exceed 180 days;

               (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement until the earlier of such time as all of such securi-ties have been disposed of in a public offering or the expiration of 180 days;

               (c) furnish to such selling security holders such number of copies of a summary prospectus or other prospectus, in-cluding a preliminary prospectus, in conformity with the require-ments of the Securities Act, and such other documents, as such selling security holders may reasonably request;

               (d) use its best efforts to register or qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as each holder of such securi-ties shall request (provided, however, that Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then quali-fied or to file any general consent to service of process), and do such other reasonable acts and things as may be required of it to enable such holder to consummate the disposition in such jurisdiction of the securities covered by such Registration Statement;

               (e) furnish, in connection with any registration of Registrable Securities pursuant to Section 2, on the date that such shares of Registrable Securities are delivered to the under-writers for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date that the Registration Statement with respect to such shares of Registrable Securities becomes effective, (1) an opinion, dated such date, of the independent counsel representing Company for the purposes of such registration, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through underwriters, then to the holders making such request, in customary form and covering matters of the type cus-tomarily covered in such legal opinions; and (2) a comfort letter dated such date, from the independent certified public account-ants of Company, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through under-writers, then to the holder(s) of Registrable Securities being registered pursuant to Section 2 and, if such accountants refuse to deliver such letter to such holder(s), then to Company in a customary form and covering matters of the type customarily covered by such comfort letters and as the underwriters or such holder(s) shall reasonably request. Such opinion of counsel shall additionally cover such other legal matters with respect to the registration in respect of which such opinion is being given as such holder(s) of Registrable Securities may reasonably re-quest consistent with opinions customarily provided in similar transactions. Such letter from the independent certified public accountants shall additionally cover such other financial matters (including information as to the period ending not more than 5 business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as the holders holding a majority of the Registrable Securities being so registered may reasonably request consistent with comfort letters customarily provided in similar transactions;

               (f) enter into customary agreement (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities; and

               (g) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practic-able, but not later than 18 months after the effective date of the Registration Statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such Registration Statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act.

          It shall be a condition precedent to the obligation of Company to take any action pursuant to this Agreement in respect of the securities which are to be registered at the request of any holder of Registrable Securities that such holder shall fur-nish to Company such information regarding the securities held by such holder and the intended method of disposition thereof as Company shall reasonably request and as shall be required under the Securities Act in connection with the action taken by Company.

          5. Expenses. All expenses incurred in complying with this Agreement, including, without limitation, all registration and filing fees (including all expenses incident to filing with the NASD), printing expenses, fees and disbursements of counsel for Company, expenses of any special audits incident to or required by any such registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to
Section 4(d), shall be paid by Company, except that

               (a) all such expenses in connection with any amendment or supplement to the Registration Statement or pros-pectus filed more than 120 days after the effective date of such Registration Statement because any holder of Registrable Securities has not effected the disposition of the securities requested to be registered shall be paid by such holder;

               (b) Company shall not be liable for any fees, discounts or commissions to any underwriter in respect of the securities sold by such holder of Registrable Securitie; and

               (c) Company shall not be liable for any fees or expenses of counsel to selling security holders (other than one
(1) counsel for the selling security holders as a group who request registration of their securities pursuant to Section 2 hereof).

          6. Indemnification and Contribution. (a) In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, Company shall indem-nify and hold harmless the holder of such Registrable Securities, such holder's directors and officers, and each other Person (in-cluding each underwriter) who participated in the offering of such Registrable Securities and each other Person, if any, who controls such holder or such participating Person within the meaning of the Securities Act, against any losses, claims, dam-ages or liabilities, joint or several, to which such holder or any such director or officer or participating Person or control-ling Person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which such securities were regis-tered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supple-ment thereto, or (ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse such holder or such director, officer or participating Person or con-trolling Person for any legal or any other expenses reasonably incurred by such holder or such director, officer or partici-pating Person or controlling Person in connection with investi-gating or defending any such loss, claim, damage, liability or action; provided, however, that Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any alleged untrue statement or alleged omission made in such Registration State-ment, preliminary prospectus, prospectus or amendment or supple-ment in reliance upon and in conformity with written information furnished to Company by such holder specifically for use therein. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or such director, officer or participating Person or controlling Person, and shall survive the transfer of such securities by such holder.

               (b) Each holder of any Registrable Securities, by acceptance thereof, agrees to indemnify and hold harmless Com-pany, its directors and officers and each other Person, if any, who controls Company within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which Company or any such director or officer or any such Person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon information in writing provided to Company by such holder of such Registrable Securities specifically for use in the following documents and contained, on the effective date thereof, in any Registration Statement under which securi-ties were registered under the Securities Act at the request of such holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto.

               (c)  If the indemnification provided for in this
Section 6 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemni-fied parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be de-termined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information sup-plied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not also guilty of such fraudulent misrepresentation.

          7. Certain Limitations on Registration Rights. Notwithstanding the other provisions of this Agreement, Company shall not be obligated to register the Registrable Securities of any holder if, in the opinion of Shea & Gould or such other counsel to Company reasonably satisfactory to the holder and its counsel (or, if the holder has engaged an investment banking firm, to such investment banking firm and its counsel), the sale or other disposition of such holder's Registrable Securities, in the manner proposed by such holder (or by such investment banking firm), may be effected without registering such Registrable Securities under the Securities Act.

          8.   Miscellaneous.

               (a) No Inconsistent Agreements. Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. It is understood and agreed that the Company shall not enter into any agreement pursu-ant to which any holder of Voting Stock is given the right to require that such holder's shares of Voting Stock be registered under the Securities Act unless Purchaser is afforded the right to make at least one similar demand on the Company; provided, however, that the Company may request that Purchaser waive the foregoing requirement if requested by the Company in order to facilitate any other agreement entered into by the Company in good faith to enhance the prospects of the Company and its stockholders and Purchaser agrees not to unreasonably refuse to grant such waiver. Except as set forth on Schedule I hereto, Company has not previously entered into any agreement with respect to any of its securities granting any registration rights to any Person.

               (b)  Remedies.  Each holder of Registrable
Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

               (c) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given unless Company has obtained the written consent of holders of at least a majority of the Registrable Securities then outstanding.

               (d) Notices. Any notice, demand, request, con-sent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by regis-tered or certified mail, return receipt requested, postage prepaid, addressed as follows:

               (i)  If to Purchaser at:

                    IFG Limited Liability Company
                    c/o Charterhouse Group International, Inc.
                    535 Madison Avenue
                    New York, New York 10022
                    Attention:  Richard T. Henshaw, III
                                Senior Vice President


                    with a copy to:

                    Proskauer Rose Goetz & Mendelsohn
                    1585 Broadway
                    New York, New York 10036
                    Attention:  Jonathan I. Shor, Esq.

               (ii)  If to any holder of Registrable
Securities (other than Purchaser) at its last known address appearing on the books of Company maintained for such purpose;
and

               (iii)  If to Company at:

                    Insignia Financial Group, Inc.
                    One Shelter Place
                    P.O. Box 1089
                    Greenville, South Carolina  29602
                    Attention:  President

                    with a copy to:

                    Shea & Gould
                    1251 Avenue of the Americas
                    New York, New York 10020-1193
                    Attention:  Arnold S. Jacobs, Esq.

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, decla-ration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail.

               (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto including any Person to whom Registrable Securities are transferred.

               (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or other-wise affect the meaning hereof.

               (g)  Governing Law.  This Agreement shall be
governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

               (h) Severability. Wherever possible, each pro-vision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any pro-vision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the re-mainder of such provision or the remaining provisions of this Agreement.

               (i) Entire Agreement. This Agreement, together with the Purchase Agreement and Stockholders Agreement, repre-sents the complete agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. Notwithstanding anything herein to the contrary, this Agreement shall not become effective until the consummation of the transactions contemplated by the Purchase Agreement.

          IN WITNESS WHEREOF, Company and Purchaser have executed this Agreement as of the date first above written.


                              INSIGNIA FINANCIAL GROUP, INC.


                              By:  /s/ Andrew L. Farkas
                                   ____________________
                                   Name: Andrew L. Farkas
                                   Title: Chairman and CEO

                              IFG LIMITED LIABILITY COMPANY,
                              a Wyoming limited liability company


                              By:  /s/ Richard T. Henshaw, III
                                   ___________________________
                                   Name: Richard T. Henshaw, III
                                   Title: Vice President


Schedule I


          Additional Persons granted registration rights by the
Company:

1.   Metropolitan Acquisition Partners IV,L.P.

2.   Metropolitan Acquisition Partners V,L.P.

3.   U.S. Shelter Corporation


EXHIBIT 11


INSIGNIA FINANCIAL GROUP, INC.
ONE SHELTER PLACE
P.O. BOX 1089
GREENVILLE, SOUTH CAROLINA 29602



                                   May 27, 1992



IFG Limited Liability Company
c/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, NY 10022


Re:  Insignia Financial Group, Inc. -- Right To Observer.


Gentlemen:

          Reference is made to the Stockholders Agreement (the "Stockholders Agreement"), dated of even date herewith, by and among Metropolitan Acquisition Partners IV, L.P., Metropolitan Acquisition Partners V, L.P., Andrew L. Farkas ("Farkas"), IFG Limited Liability Company and Insignia Financial Group, Inc. Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Stockholders Agreement.

          For so long as the (w) Board of Directors of the Company consists of more than one (1) individual, (x) Purchaser Nominee has been elected to the Board of Directors of the Com-pany, (y) Purchaser owns at least 5% of the Voting Stock and (z) Farkas controls at least 50.1% of the outstanding Voting Stock, at any time and from time to time you shall have the right to designate, from time to time, one (1) observer (the "Observer") to attend meetings of the Board of Directors of the Company (and committees thereof). The Company shall give the Observer desig-nated by you written notice of each meeting of the Board of Directors of the Company (and committees thereof) at the same time and in the same manner as the members of the Board of Directors of the Company (or any committee thereof) receive notice of such meetings, and the Company shall permit such Observer to attend all meetings of its Board of Directors (and committees thereof). The Observer shall be furnished with all of the written materials and other information given to directors of the Company generally, in each case at the same time such materi-als and information are given to the directors of the Company, and shall keep such materials and information confidential; provided, however, that the Observer may share such materials and information on a confidential basis with any officer, director or affiliate (as such terms are defined in the rules and regulations under the Securities Exchange Act) of Purchaser or counsel to Purchaser. If the Company proposes to take any action by written consent in lieu of a meeting of its Board of Directors, the Company shall give written notice thereof to the Observer prior to the effective date of such consent describing in reasonable detail the nature and substance of such action.

          Notwithstanding anything herein to the contrary, the rights of Purchaser as set forth in this letter shall not become effective until the consummation of the transactions contemplated by the Purchase Agreement.

                              Very truly yours,

                              INSIGNIA FINANCIAL GROUP, INC.



                              By:  /s/ Andrew L. Farkas
                                   ____________________
                                   Name: Andrew L. Farkas
                                   Title: Chairman & CEO


EXHIBIT (i)


PROXY
_____


          The undersigned hereby irrevocably appoints
Metropolitan Acquisition Partners V, L.P., a Delaware limited partnership (the "Partnership"), the attorney and proxy of the undersigned, with full power of substitution, to vote in such manner as the Partnership deems proper, with respect to all of the shares of Insignia Financial Group, Inc. ("Insignia") that the undersigned is entitled to vote and to be distributed to the undersigned by the Partnership. This proxy revokes any other proxy granted by the undersigned at any time with respect to such shares. This proxy is issued for good and valuable consideration and, because coupled with an interest, shall be irrevocable to the full extent permitted by law. In the event that this proxy is invalid, the undersigned agrees to vote its Insignia shares as directed by the Partnership.

          Nothing contained in this proxy shall restrict the undersigned's ability to sell or otherwise dispose of such shares and the transferee of the shares shall not be bound by this proxy. If the undersigned sells or otherwise disposes of shares of Insignia, then the undersigned agrees to send written notice of such sale or disposal to the Partnership no later than three business days after such sale or disposal.


Date:                    Signature:________________________
                         Print or
                         type name:________________________


Agreed:

METROPOLITAN ACQUISITION PARTNERS V, L.P.

By:  M V, Inc.


By:  ________________________________
     Name:  Andrew L. Farkas
     Title: President


MAP V

Schedule of Documents Substantially Similar to Exhibit (i)



Proxy executed by the persons or entities listed below to the
Partnership:

Lucius Burch, III
Stanley Cohen
Ruth Farkas
William Harnisch
Ellen Jacobs
Jays Metro Associates
George Kellner
Joel Leff
Michael Lipstein
Peter Lusk
Joshua Mailman
David Mandelbaum
Buck Mickel
Charles Revson
Michael Schwartz Profit Sharing Plan
John Sprague
John A. Sprague Irrevocable Family Trust
C. Thomas Wyche Irrevocable Ten Year
     Family Trust John M. Sterling, Jr. Trustee


EXHIBIT (j)


ASSIGNMENT AND CONSENT AGREEMENT, dated as of December 15, 1995, by and among:

1. The parties to the Stockholders Agreement referred to immediately below,

2.   APTS Partners IV-AB, L.P., a Delaware limited partnership,

3. Blackacre Capital Group, L.P., a Delaware limited partnership,

4. Farallon Capital Institutional Partners, L.P., a California limited partnership,

5.   Farallon Capital Institutional Partners II, L.P., a
     California limited partnership,

6. Farallon Capital Partners, L.P., a California limited partnership,

7.   Tinicum Partners, L.P., a New York limited partnership,

8.   Cerberus Partners, L.P., a Delaware limited partnership,

9.   Ultra Cerberus Ltd., a Delaware limited partnership,

10.  Pequod Investments, L.P., a New York limited partnership,

11.  Cerberus International Ltd., a Nassau corporation,

12. Cerberus Partners, L.P., a Delaware limited partnership, as nominee, of Stockholders Agreement, dated as of May 27, 1992, by and among:

1. Metropolitan Acquisition Partners IV, L.P., a Delaware limited partnership,

2. Metropolitan Acquisition Partners V, L.P., a Delaware limited partnership,

3.   Andrew L. Farkas,

4. M-VI Limited Liability Company, a Wyoming limited liability company (formerly known as IFG Limited Liability Company), and

5.   Insignia Financial Group, Inc., a Delaware corporation.



Preliminary Statement

          Each Purchaser (as defined below) has previously entered into a separate Stock Purchase Agreement (each a "Stock Purchase Agreement") dated as of June 28, 1995 and amended by an Addendum to Stock Purchase Agreement dated July 24, 1995 (collectively, the "Stock Purchase Agreements") with Sellers (as defined below) pursuant to which each Purchaser purchased from each Seller a certain number of Shares. M-VI (as defined below), in connection with its dissolution, wishes to assign and transfer to its members designated on Schedule A (the "Transferees") in the respective amounts set forth on Schedule A all of the Shares (as defined below) which M-VI owns and all rights and obligations relating thereto and the Transferees wish to acquire such Shares and all related rights and to assume all related obligations. Accordingly, the parties hereby agree as follows.

1. Defined terms. The following terms shall have the indicated meanings when used in this Agreement.

     a.   "Apollo" shall mean Apollo Real Estate Investment Fund,
          L.P., a Delaware limited partnership.

     b. "APTS" shall mean APTS Partners IV-AB, L.P., a Delaware partnership.

     c. "Assumption Agreement" shall mean, collectively, those certain Assumption Agreements, each dated as of July
          24, 1995, by and among all of the parties hereto (other than the Transferees).

     d.   "Blackacre" shall mean Blackacre Capital Partners,
          L.P., a Delaware limited partnership.

     e. "Blackacre Transferees" shall mean Cerberus Partners, L.P., a Delaware limited partnership, Ultra Cerberus Ltd., a Delaware limited partnership, Pequod Investments, L.P., a New York limited partnership, Cerberus International Ltd., a Nassau corporation, Cerberus Partners, L.P., a Delaware limited partnership, as Nominee, in each case, as transferees of Blackacre.

     f.   "FCIP" shall mean Farallon Capital Institutional
          Partners, L.P., a California limited partnership.

     g.   "FCIPII" shall mean Farallon Capital Institutional
          Partners II, L.P., a California limited partnership.

     h.   "FCP" shall mean Farallon Capital Partners, L.P., a
          California limited partnership.

     i.   "Insignia" shall mean Insignia Financial Group, Inc., a
          Delaware corporation.

     j.   "M-IV" shall mean Metropolitan Acquisition Partners IV,
          L.P., a Delaware limited partnership.

     k.   "M-V" shall mean Metropolitan Acquisition Partners V,
          L.P., a Delaware limited partnership.

     l.   "M-VI" shall mean M-VI Limited Liability Company, a
          Wyoming limited liability company (formerly known as IFG Limited Liability Company).

     m. "Purchasers" shall mean APTS, Blackacre and the Blackacre Transferees, FCIP, FCIPII, FCP and Tinicum.

     n.   "Sellers" shall mean M-IV, M-V and M-VI.

     o. "Shares" shall mean shares of Class A Common Stock, par value $0.01 per share, of Insignia.

     p. "Stockholders Agreement" shall mean that certain stockholders agreement, dated as of May 27, 1992, by and among Metropolitan Acquisition Partners IV, L.P., a Delaware limited partnership, Metropolitan Acquisition Partners V, L.P., a Delaware limited partnership, Andrew L. Farkas, M-VI Limited Liability Company, a Wyoming limited liability company (formerly known as IFG Limited Liability Company), and Insignia.

     q. "Tinicum" shall mean Tinicum Partners, L.P., a New York limited partnership.

2. Transfer. M-VI hereby assigns and transfers to the Transferees and the Transferees hereby acquire and assume in the respective amounts and proportions set forth on Schedule
     A: (i) all of the Shares listed on Schedule A; and (ii) all of M-VI's rights and obligations under the Stock Purchase Agreements, the Stockholders Agreement and the Assumption Agreement (collectively, the "Transferred Agreements") ; provided, however, that the rights of the Purchaser (as such term is defined in the Stockholders Agreement) to select one individual for election to Insignia's Board of Directors under Section 2 of the Stockholders Agreement (the "Director's Right") shall be transferred in whole solely to Charterhouse Equity Partners, L.P., a Delaware limited partnership ("CEP").

3. Consent. (a) Each party to this Agreement hereby consents to the assignment, transfer and assumptions set forth in
     Section 2 hereof and agrees that the Transferees shall be party to the Transferred Agreements in substitution for M-VI and the Transferees shall be (in the respective proportions set forth on Schedule A) entitled to all of M-VI's rights thereunder and bound by all of M-VI's obligations thereunder in each case as if all Transferees were originally parties thereto, except as set forth in Section 2 above.

     (b) Each party to this Agreement hereby acknowledges and agrees that the rights and obligations under the Stockholders Agreement relating to Voting Stock (as defined therein) held by M-VI and being assigned and transferred to the Transferees means collectively (i) the Voting Stock acquired by M-VI pursuant to the Securities Purchase Agreement, dated as of May 27, 1992, as amended by Amendment No. 1 thereto, dated as of June 1, 1995, by and among M-VI, M-IV and Insignia, (ii) any Voting Stock acquired by M-VI pursuant to the Option Assignment Agreement, dated as of May 27, 1992, by and among M-VI, M-IV, M-V and Insignia, (iii) any shares of Voting Stock acquired by M-VI by means of exercising the preemptive rights in accordance with Section 4 of the Stockholders Agreement, (iv) any shares of Voting Stock and any equity securities of the Company convertible into, or exercisable or exchangeable for, Voting Stock hereafter distributed to the Transferees by the Company as a stock dividend or otherwise with respect to the Voting Stock referred to in the foregoing clauses (i) through (iii).

4. Agreement to be bound by the Stockholders Agreement. In connection with the transfer of the Shares listed on Schedule A, the Transferees each hereby agree to be bound by the terms of the Stockholders Agreement to the same extent and in the same manner as M-VI and each shall be deemed to be a Holder.

5. Waiver. All parties to this Agreement and the Stockholders Agreement waive all tagalong rights under the Stockholders Agreement that, except for this Section 4, might otherwise arise or apply in respect of the assignment and transfer referred to in Section 2 hereof.

6. Acknowledgement. (a) This Agreement shall be deemed to satisfy the requirements of section 8(f) of the Stockholders
     Agreement in respect of the transfer to Transferees of Shares pursuant hereto.

          (b) By the execution and delivery of this Agreement, each of the parties hereto acknowledge and agree that (i) the Director's Right and (ii) the right to purchase Insignia common stock in certain transactions as described in Section 4 of the Stockholders Agreement (the "Preemptive Rights Provision") are, in the case of the Director's Right, solely for the benefit of CEP, and, in the case of the Preemptive Rights Provision, the right to exercise any benefit afforded to the Purchaser (as such term is defined in the Stockholders Agreement) under the Preemptive Rights Provision is solely for the benefit of CEP.


          (c)  The address of each Transferee is:

               Charterhouse Equity Partners, L.P.
               c/o Charterhouse Group International, Inc.
               535 Madison Avenue
               New York, New York  10022
               Attention:  Richard T. Henshaw, III
               Telephone:  (212) 421-3125
               Fax:  (212) 750-9704

               Northern & Midland Nominees Limited
               c/o Charterhouse Group International, Inc.
               535 Madison Avenue
               New York, New York  10022
               Attention:  Richard T. Henshaw, III
               Telephone:  (212) 421-3125
               Fax:  (212) 750-9704

               Mr. Andrew L. Farkas
               c/o Insignia Financial Group, Inc.
               One Insignia Financial Plaza
               P.O. Box 1089
               Greenville, South Carolina  29602
               Telephone:  (803) 239-1000
               Fax:  (803) 239-1096

          With a copy to:

               John K. Lines, Esq.
               Insignia Financial Group, Inc.
               One Insignia Financial Plaza
               P.O. Box 1089
               Telephone: (803) 239-1675
               Fax: (803) 239-1096

7. Effectiveness. This Agreement shall become effective when all parties hereto shall have executed and delivered a counterpart copy hereof.

8. Further Agreements. Each party agrees to cooperate with the others, and to execute and deliver, or cause to be executed and delivered, all such other instruments and to take all such other actions as it may be reasonably requested to take, from time to time, in order to effectuate the provisions and purpose of this Agreement.

9. Counterparts. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument.

10.  Law Governing; Consent to Jurisdiction; Representation.
     This Agreement shall be construed in accordance with the laws of the State of New York applicable to agreements made and to be performed therein. Each party hereto represents that it has been represented by counsel in connection with, and has had the opportunity to review, this Agreement. Each party further represents that the terms hereof shall not be construed in favor of or against any other party by reason of the preparation hereof.

          IN WITNESS WHEREOF, each of the undersigned has executed or caused this Agreement to be executed on its behalf as of the date first set forth above.

                    APTS PARTNERS IV-AB, L.P.
                    By:  APTS GP Partners, L.P.
                         its general partner
                         By:  APTS Acquisition Corporation


                              By:  /s/ Edward Scheetz
                                   __________________
                              Name: Edward Scheetz
                              Title: Vice President


                    /s/ Andrew L. Farkas
                    _______________________
                    Andrew L. Farkas


                    INSIGNIA FINANCIAL GROUP, INC.
                    By:  /s/ John Lines
                         ___________________
                    Name: John Lines
                    Title:


                    METROPOLITAN ACQUISITION PARTNERS IV, L.P.

                    By:  Metro Shelter Directives, Inc.,
                         its general partner


                    By:  /s/ Andrew L. Farkas
                         _____________________
                         Name:  Andrew L. Farkas
                         Title: President


                    METROPOLITAN ACQUISITION PARTNERS V, L.P.

                    By:  MV, Inc., its general partner


                    By:  /s/ Andrew L. Farkas
                         ____________________
                         Name:  Andrew L. Farkas
                         Title: President

                    M-VI LIMITED LIABILITY COMPANY
                    (Formerly known as IFG Limited Liability
                    Company)


                    By:  /s/ Richard T. Henshaw, III
                         ___________________________
                         Richard T. Henshaw, III
                         Vice President


                    CHARTERHOUSE EQUITY PARTNERS, L.P.

                    By:  CHUSA Equity Investors, L.P.,
                         its General Partner

                    By:  Charterhouse Equity, Inc.
                         its General Partner


                    By:  /s/ Richard T. Henshaw, III
                         Richard T. Henshaw, III,
                         Senior Vice President


                    NORTHERN & MIDLAND NOMINEES LIMITED

                    By:  Richard T. Henshaw, III,
                         attorney-in-fact

                    /s/ Richard T. Henshaw, III
                    ___________________________


                    FARALLON CAPITAL PARTNERS, L.P.


                    By:  /s/ Meridee Moore
                         _________________
                         General Partner



                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P.


                    By:  /s/ Meridee Moore
                         _________________
                         General Partner


                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS II, L.P.

                    By:  /s/ Meridee Moore
                         _________________
                         General Partner


                    TINICUM PARTNERS, L.P.


                    By:  /s/ Meridee Moore
                         _________________
                         General Partner


                    BLACKACRE CAPITAL GROUP, L.P.

                    By:  Blackacre Capital Management Corp.
                         its general partner


                         By:  /s/ Jeffrey B. Citrin
                              _____________________
                              Name:  Jeffrey B. Citrin
                              Title: President


                    CERBERUS PARTNERS, L.P.


                    By:  /s/ Stephen Feinberg
                         ____________________
                         Name:  Stephen Feinberg
                         Title: General Partner


                    ULTRA CERBERUS LTD.


                    By:  /s/ Stephen Feinberg
                         _____________________
                    Name:  Stephen Feinberg
                    Title: Investment Advisor
                    PEQUOD INVESTMENTS, L.P.

                    By:  /s/ Jon Gallin
                         _______________
                    Name:  Jon Gallin
                    Title: General Partner


                    CERBERUS INTERNATIONAL LTD.

                    By:  /s/ Stephen Feinberg
                         ____________________
                    Name:  Stephen Feinberg
                    Title: Investment Advisor


                    CERBERUS PARTNERS, L.P., as Nominee


                    By:  /s/ Stephen Feinberg
                         ____________________
                    Name:  Stephen Feinberg
                    Title: General Partner



SCHEDULE A


Transferee                                Shares            %
__________                                ______            _

Charterhouse Equity Partners, L.P.        337,010         61.13%

Northern & Midland Nominees Limited           909           .17%

Andrew L. Farkas                          213,394         38.7%
                                          _______         _____

                                          551,313           100%


EXHIBIT (k)


ASSIGNMENT AND CONSENT AGREEMENT, dated as of December 15, 1995 (the "Agreement"), by and among Metropolitan Acquisition Partners IV, L.P., a Delaware limited partnership, Insignia Financial Group, Inc., a Delaware corporation, Andrew L. Farkas, Charterhouse Equity Partners, L.P., a Delaware limited partnership, Northern & Midland Nominees Limited, a United Kingdom entity, and M-VI Limited Liability Company, a Wyoming limited liability company (formerly known as IFG Limited Liability Company).

Preliminary Statement

          Each of M-IV (as defined below), Insignia (as defined below) and M-VI (as defined below) are party to one (1) or more of the Insignia Related Documents (as defined below). M-VI, in connection with its dissolution, wishes to assign and transfer to CEP (as defined below) and N&M (as defined below) (collectively, the "Transferees") all rights and obligations relating thereto and the Transferees wish to acquire all such related rights and to assume all such related obligations. Accordingly, the parties hereby agree as follows.

          1. Defined terms. The following terms shall have the indicated meanings when used in this Agreement.

               a.   "CEP" shall mean Charterhouse Equity
Partners, L.P., a Delaware limited partnership.

               b.   "Insignia" shall mean Insignia Financial
Group, Inc., a Delaware corporation.

               c. "Insignia Related Agreements" shall mean, collectively, the (i) Securities Purchase Agreement, dated as of May 27, 1992, as amended by Amendment No. 1 thereto, dated as of June 1, 1995, by and among M-VI, M-IV and Insignia, (ii) Registration Rights Agreement, dated as of May 27, 1992, between M-VI and Insignia and (iii) letter agreement, dated as of May 27, 1992, by Insignia in favor of M-VI relating to the right to an observer.

               d.   "M-IV" shall mean Metropolitan Acquisition
Partners IV, L.P., a Delaware limited partnership.

               e.   "M-VI" shall mean M-VI Limited Liability
Company, a Wyoming limited liability company (formerly known as IFG Limited Liability Company).

               f.   "N&M" shall mean Northern & Midland Nominees
Limited, a United Kingdom entity.

          2. Transfer. M-VI hereby assigns and transfers to the Transferees and the Transferees hereby acquire and assume all of M-VI's rights and obligations under the Insignia Related
Agreements.

          3. Consent. Each party to this Agreement hereby consents to the assignment, transfer and assumptions set forth in
Section 2 hereof and agrees that the Transferees shall be party to the Transferred Agreements in substitution for M-VI and the Transferees shall be entitled to all of M-VI's rights thereunder and bound by all of M-VI's obligations thereunder in each case as if all Transferees were originally parties thereto. Andrew L. Farkas, in his capacity as a member of M-VI, also consents to the foregoing assignment, transfer and assumptions.

     4.   Notices.  The address of each Transferee is:

          Charterhouse Equity Partners, L.P.
          c/o Charterhouse Group International, Inc.
          535 Madison Avenue
          New York, New York  10022
          Attention:  Richard T. Henshaw, III
          Telephone:  (212) 421-3125
          Fax:  (212) 750-9704

          Northern & Midland Nominees Limited
          c/o Charterhouse Group International, Inc.
          535 Madison Avenue
          New York, New York  10022
          Attention:  Richard T. Henshaw, III
          Telephone:  (212) 421-3125
          Fax:  (212) 750-9704

          5. Effectiveness. This Agreement shall become effective when all parties hereto shall have executed and delivered a counterpart copy hereof.

          6. Further Agreements. Each party agrees to cooperate with the others, and to execute and deliver, or cause to be executed and delivered, all such other instruments and to take all such other actions as it may be reasonably requested to take, from time to time, in order to effectuate the provisions and purpose of this Agreement.

          7. Counterparts. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument.

          8.   Law Governing; Consent to Jurisdiction;
Representation. This Agreement shall be construed in accordance with the laws of the State of New York applicable to agreements made and to be performed therein. Each party hereto represents that it has been represented by counsel in connection with, and has had the opportunity to review, this Agreement. Each party further represents that the terms hereof shall not be construed in favor of or against any other party by reason of the preparation hereof.

          IN WITNESS WHEREOF, each of the undersigned has executed or caused this Agreement to be executed on its behalf as of the date first set forth above.


                    INSIGNIA FINANCIAL GROUP, INC.


                    By:   /s/ John Lines
                         _______________
                         Name: John Lines
                         Title:


                    METROPOLITAN ACQUISITION PARTNERS IV, L.P.

                    By:  Metro Shelter Directives, Inc.,
                         its general partner


                         By:  /s/ Andrew L. Farkas
                              ____________________
                              Name:  Andrew L. Farkas
                              Title: President


                         /s/ Andrew L. Farkas
                         _____________________
                         Andrew L. Farkas


                         M-VI LIMITED LIABILITY COMPANY
                         (Formerly known as IFG Limited Liability
                         Company)


                         By:  /s/ Richard T. Henshaw, III
                              ___________________________
                              Richard T. Henshaw, III
                              Vice President


                         CHARTERHOUSE EQUITY PARTNERS, L.P.

                         By:  CHUSA Equity Investors, L.P.,
                              its General Partner

                              By:  Charterhouse Equity, Inc.
                                   its General Partner


                              By:  /s/ Richard T. Henshaw, III
                                   ____________________________
                                   Richard T. Henshaw, III,
                                   Senior Vice President


                         NORTHERN & MIDLAND NOMINEES LIMITED


                         By:  Richard T. Henshaw, III,
                              attorney-in-fact


                              /s/ Richard T. Henshaw, III
                              ___________________________